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FEB 0 8 2023

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SEC FILE NUMBER
8-50370

ANNUAL REPORTS

FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: A.C.R. Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

687 Park Lane
(No. and Street)

Cedarhurst (City) New York (State) 11516 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Austin Rybstein, President (Name) (516) 569 3972 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray, CPA
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168 (Address) Sugar Land (City) TX (State) 77479 (Zip Code)

11/30/2016 (Date of Registration with PCAOB)(if applicable) 6328 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Austin C. Rybstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of A.C.R. Securities Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Austin Rybstein

Title: President

Notary Public 2/3/2023

MEENA VERMA
Notary Public - State of New York
NO. 01VE6349175
Qualified in Nassau County
My Commission Expires Oct 17, 2024

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Content

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
A.C.R. Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.C.R. Securities, Inc as of December 31, 2022, the related statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of A.C.R. Securities, Inc as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A.C.R. Securities, Inc's management. Our responsibility is to express an opinion on A.C.R. Securities, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.C.R. Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of A.C.R. Securities, Inc financial statements. The supplemental information is the responsibility of A.C.R. Securities, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as A.C.R. Securities, Inc's auditor since 2022.

Sugar Land, Texas

Feb 2, 2023

A.C.R. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash in bank	$	31,303
Due from Broker		3,193
Clearing deposit		10,489
Prepaid expense		1,556
Total Assets	$	46,540

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	5,239
Total Liabilities		5,239
Stockholder's Equity		
Common stock, no par, 200 shares authorized and outstanding		15,000
Additional paid-in capital		7,080
Retained Earnings		19,221
Total Stockholder's Equity		41,301
Total Liabilities and Stockholder's Equity	$	46,540

See accountants' report and accompanying notes to financial statements.

A.C.R. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

A.C.R. Securities, Inc. (Company) was formed June 1, 1998 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Hilltop Securities Inc (HSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by HSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Commission Income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company receives payments from revenue sources on a settlement date basis. The timing of cash receipts vary by revenue source but are usually within 30 days of the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counterparty is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

A.C.R. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Cash Equivalents

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents. The cash equivalents balance was $0 at December 31, 2022

Receivable from Clearing Broker

Receivable from clearing broker of $3,969 at December 31, 2022 consists of money due from the Company's clearing firm, Hilltop Securities Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2022, based upon its assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

Clearing Deposit

The Company is required to maintain a clearing deposit balance at HSI, which amounted to $10,489 at December 31, 2022.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2022, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Recently issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $39,745 which was $34,745 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

4. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the Company does not pay federal and New York State income taxes on its corporate income. Instead, the Company's income, deductions, losses and credits are passed through to the sole stockholder, who is responsible to pay the resultant individual income taxes.

The Company's tax returns are subject to examination by taxing authorities in the stated jurisdictions per the normal statutes of limitations, which are generally three years. No tax examinations occurred during the year ended December 31, 2022.

5. CREDIT AND MARKET RISK

A clearing broker-dealer carries the accounts of Company and is responsible for the execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transaction are executed properly by the clearing broker-dealer.
No such claims have been made against the Company in its history through the date that these financial statements were issued.

6. RELATED PARTIES

The Company's office space was provided at a cost of $600 by its President and sole stockholder for the year ended December 31, 2022. Compensation, benefits and payroll taxes of $3,329 related to its President and sole stockholder for the year ended December 31, 2022.

7. COVID-19

The COVID-19 pandemic has impacted the United States since the first quarter of 2020. The Company is unable to reasonably estimate COVID-19's effect on its financial results to-date, as well as its future effect.

8. CONTINGENCIES

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2022 and for the year then ended.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that these financial statements were issued. The Company did not identify any material subsequent events requiring recording or disclosure in its financial statements.